August 23, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asia Timmons-Pierce, Esq.

Re:	Advanced Bio-Oil Technologies Ltd. (the “Company”) Registration Statement on Form 1-A, File No. 024-10700 Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Amendments to the Registration Statement (File No. 024-10700) on Form 1-A posted with the Commission on August 2, 2018 and on August 7, 2018 (the “Registration Statement Amendments”). Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement Amendments because the EDGAR postings were mistakenly titled Amendments to Form 1-A instead of titled Post-Effective Amendment to Form 1-A. Since the Registration Statement itself was declared effective by the Commission, no shares of common stock as described in the Registration Statement have been sold as of the date hereof.

The Company also requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement Amendments be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at (720-262-5245) or Pete Wilke, Esq. at (323) 397-5380.

Thank you, Respectfully Submitted,

Advanced Bio-Oil Technologies Ltd.

/s/ Francesca Albano

Chief Financial Officer